The Board of Directors
CCB Financial Corporation


We consent to the use of our report dated January 23, 1996 included in CCB Financial Corporation's Form 10-K for the year ended December 31, 1995 incorporated herein by reference in the Registration Statement to register 500,000 shares of common stock to be issued pursuant to the CCB Financial Corporation Retirement Savings Plan.

Our report refers to the fact that on January 1, 1994, CCB Financial Corporation adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and on January 1, 1993, CCB Financial Corporation adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes."


                                   KPMG PEAT MARWICK LLP

Raleigh, North Carolina
January 24, 1997